Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 27, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___               Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______           No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                This Report on Form 6-K contains a news release issued by Vodafone Group Plc on April 27, 2006, entitled “COMPLETION OF SALE OF VODAFONE JAPAN PROPOSED £6 BILLION RETURN OF CASH ”.

27 April 2006

COMPLETION OF SALE OF VODAFONE JAPAN

PROPOSED £6 BILLION RETURN OF CASH

Further to its announcement on 17 March 2006, Vodafone has completed today the sale of its 97.68% interest in Vodafone Japan to a wholly-owned subsidiary of SoftBank Corporation. The sale values Vodafone Japan at an Enterprise Value of approximately ¥1.8 trillion (£8.9 billion).

Vodafone will make a special distribution of approximately £6 billion, equivalent to around 10 pence per share, to shareholders shortly after its AGM to be held on 25 July 2006. Details of the precise method of distribution will be released with the preliminary results in May.

Arun Sarin, Chief Executive of Vodafone, commented:

“I am pleased to announce the completion of the sale of Vodafone Japan to SoftBank.  This transaction enhances Vodafone’s adjusted earnings per share and facilitates the return of approximately £6 billion to our shareholders. We maintain a strong relationship with SoftBank and we look forward to continuing to benefit from insights in the important Japanese mobile market.”

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For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

Notes to Editors

Adjusted earnings per share represent earnings per share under IFRS before the results of discontinued operations and items not reflecting underlying business performance.

For illustrative purposes an exchange rate of ¥205:£1 has been used.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 27, 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary